Exhibit 99.6

June 21, 2010

David H. Dunn

President and CEO

Wolverine Bank

118 Ashman Street

Midland, MI 48640

Dear Mr. Dunn:

Based upon our recent discussions, FinPro, Inc. (“FinPro”) is pleased to submit this proposal to assist Wolverine Bank (“the Bank”) create a Strategic Business Plan suitable for regulatory submission as part of a stock offering, which will address the deployment of capital raised in the stock offering.

1. Scope of Project

The Plan will be specifically designed to build and measure value for a five-year time horizon. As part of the Plan compilation, FinPro will perform the following major tasks:

•	assess the regulatory, social, political and economic environment;

•	analyze the existing Bank markets from a:

•	demographic standpoint;

•	customer segment standpoint;

•	product propensity standpoint;

•	business standpoint;

•	competitive standpoint;

•	document the internal situation assessment;

•	analyze the current ALM position;

•	analyze the CRA position;

•	compile a historical trend analysis;

•	perform detailed peer performance and comparable analysis;

•	assess the Bank from a capital markets perspective including comparison to national, regional, and similar size organizations;

•	identify and document strengths and weaknesses;

•	document the objectives and goals;

•	document strategies;

•	map the Bank’s general ledger to FinPro’s planning model;

•	compile five year projections of performance;

•	prepare assessment of strategic alternatives to enhance value; and

•	undertake such other tasks as may be necessary for the Strategic Plan to meet regulatory requirements.

20 Church Street — P.O. Box 323 — Liberty Corner, NJ 07938-0323 — Tel: 908.604.9336 — Fax: 908.604.5951 finpro@finpronj.com — www.finpronj.com

As part of this process, FinPro will conduct at least two planning sessions with the Bank and its Board. The first session will be a situation assessment retreat and the second will be a presentation and detailed discussion of the recommended plan scenario and its alternatives.

2. Requirements of the Bank

To accomplish the tasks set forth in this proposal, the following information and work effort is requested of the Bank:

•	provide FinPro with all financial and other information, whether or not publicly available, necessary to familiarize FinPro with the business and operations of the Bank.

•	allow FinPro the opportunity, from time to time and at reasonable times and locations, to discuss the operation of the Bank business with bank personnel.

•	promptly advise FinPro of any material or contemplated material transactions which may have an effect on the day-to-day operations of the Bank.

•	have system download capability.

•

promptly review all work products of FinPro and provide necessary sign-offs on each work product so that FinPro can move on to the next phase if the work product meets the terms of this letter and is satisfactory to the Bank.

•

provide FinPro with office space, when FinPro is on-site, to perform its daily tasks. The office space requirements consist of a table with at least two chairs along with access to electrical outlets for FinPro’s computers and a high speed internet connection.

3. Term of the Agreement and Staffing

It is anticipated that it will take approximately six to eight weeks of elapsed time to complete the tasks outlined in this proposal. During this time, FinPro may have qualified professionals on-site at the Bank’s facilities on a regular basis, during normal business hours. Any future work that would require extra expense to the Bank will be proposed on separately from this engagement prior to any work being performed. FinPro and its employees will comply with all of the Bank’s safety, security and other policies while on the Bank’s premises.

4. Fees and Expenses

Fees:

FinPro fees to complete the tasks outlined in this proposal will be as follows:

Strategic Business Plan	$45,000

FinPro’s fee for this engagement is $45,000 (plus all reasonable and properly documented out-of-pocket and pass-through expenses as outlined below). This fee shall be payable as follows:

•	$15,000 retainer payable at signing of this agreement;

•	$20,000 payable at the end of the first board meeting;

•	Remainder of the strategic business plan and expenses payable upon delivery of final business plan acceptable to the Bank.

Expenses:

In addition to any fees that may be payable to FinPro hereunder, the Bank hereby agrees to promptly (but not less than quarterly) reimburse FinPro for the following:

1.	Out-of-Pocket - all of FinPro’s reasonable travel and other out-of-pocket expenses incurred in connection with FinPro’s engagement. It is FinPro policy to itemize expenses for each project so that the client can review, by line item, each expense.

2.	Data Cost - pass through cost for market data which is equal to $500 per market. A market is defined as each branch market or zip code for which specific market data is provided. In this case FinPro expects to have a data passthrough cost for 4 markets, or $2,000. There is also a pass through cost for competitor financial/regulatory data which is equal to $1,000.

FinPro has included with this proposal an executed confidentiality agreement with the Bank. The Bank acknowledges that all opinions, valuations and advice (written or oral) given by FinPro to the Bank in connection with FinPro’s engagement are intended solely for the benefit and use of the Bank (and its directors, management, and attorneys) in connection with the matters contemplated hereby and the Bank agrees that no such opinion, valuation, or advice shall be used for any other purpose, except with respect to the opinion and valuation which may be used for the proper corporate purposes of the client, or reproduced, or disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references to FinPro be made by the Bank (or such persons), without the prior written consent of FinPro, which consent shall not be unreasonably withheld.

This proposal will expire 30 days from this date unless accepted by you in accordance with the terms below. Any changes to this proposal will require FinPro, Inc. approval.

Please sign and return one of the original copies of this agreement along with the retainer to indicate acceptance of the agreement. We hope that we might be selected to work with the Bank on this endeavor and are excited about building a relationship with the Bank.

By,

/s/ Scott Martorana Scott Martorana	/s/ David H. Dunn David H. Dunn
Managing Director	President and CEO
FinPro, Inc.	Wolverine Bank

June 21, 2010	June 22, 2010
Date	Date

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